EXHIBIT 99.1

Osisko Development Reports Third Quarter 2022 Results

MONTREAL, Nov. 09, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV; TSX-V:ODV) ("Osisko Development" or the "Company") is pleased to report its financial and operating results for the three months ended September 30, 2022 (or "Q3 2022"). Unless stated otherwise, all dollar references are to Canadian dollars.

Q3 2022 Highlights:

  10,958 ounces total of gold sold by the Company for Q3 2022, comprising:

    3,600 ounces of gold from the Trixie test mine ("Trixie") within the Company’s wider Tintic project in central Utah, USA ("Tintic"); and

    7,358 ounces of gold from the 1.1 million tonne heap leach pad at the Company’s San Antonio Gold Project ("San Antonio").

  $22.8 million in revenues earned by the Company from the Trixie test mine and San Antonio operations in Q3 2022. See "Cautionary Statements".

  $133.1 million approximate cash position as at September 30, 2022.

Tintic:

  5,353 ounces of gold produced at an average grade of 0.91 oz/t1 Au2 (31.3 g/t3 Au) since the date of Osisko Development's acquisition of Tintic on May 27, 2022.

  1,342 feet (409 meters) of portal and ramp construction complete (~25% complete) as at September 30, 2022.

  20,000 feet (6,096 metres) of reverse circulation ("RC") drilling and 1,898 feet (622 metres) of diamond drilling since the acquisition of Tintic with four drill rigs currently in operation.

  US$20 million metals stream on the Tintic Project closed on September 26, 2022 with Osisko Bermuda Limited, a wholly-owned subsidiary of Osisko Gold Royalties Ltd.

Barkerville:

  Final documents for the Cariboo Gold Project Environmental Assessment filed and under final review by the British Columbia Ministry of Energy, Mines and Low Carbon Innovation (the “Ministry”).

  Official application for permitting of the Cariboo Gold Project initiated on September 30, 2022, with Project Description submitted to the Ministry.

  All permits received for the bulk sample in the Lowhee deposit area, which includes 2,200 meters of potential underground development and the removal of 10,000 tonnes of mineralized material for further validation of the Company’s newly constructed ore sorter facility.

  7,163 ounces of gold produced at an average grade of 6.50 g/t Au from the Bonanza Ledge Test Mine from 53,352 tonnes of mineralized material milled as at September 30, 2022. The Bonanza Ledge Test Mine was put into care & maintenance in the 2nd quarter of 2022.

  The Feasibility Study for the Cariboo Gold project is scheduled to be completed before the end of the 2022 calendar year. The study is being designed to account for the current inflationary environment and will contemplate a staged, lower capital intensity project with scalable infrastructure. This approach to developing the Cariboo Project will mitigate capital intensity risk while also maximizing our margins as well as our ability to exploit what we anticipate to be multiple deposits over two trends totalling approximately 80 km of mineralization, with the ultimate goal of establishing a large mining camp.

Sapuchi Minera

  7,358 ounces of gold sold from the processing of the existing stockpile via heap leach as at September 30, 2022.

  1.1 million tonnes at an average grade of 0.58 g/t Au have been placed on the heap leach pad.

  A non-cash impairment of $81 million was recorded in Q3 2022.

Consolidated Financial Statements

Osisko Development's unaudited interim consolidated financial statements and management's discussion and analysis for the three months ended September 30, 2022 are available on the Company's website at www.osiskodev.com, and on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

Qualified Persons

The scientific and technical information in this news release has been reviewed and approved by Maggie Layman, P.Geo. Vice President Exploration of Osisko Development Corp., a qualified person within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Technical Reports

For further information on the Tintic Project please see the technical report titled "Technical Report on the Tintic Project, East Tintic Mining District, Utah County, Utah, USA", dated June 10, 2022 (with an effective date of June 7, 2022) prepared for the Company by Dr. Thomas A. Henricksen, QP, C.P.G. (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

For further information on the Cariboo Gold Project please see the technical report titled "NI 43-101 Technical Report, Preliminary Economic Assessment for the Cariboo Gold Project, District of Wells, British Columbia, Canada", dated June 22, 2022 (with an effective date of May 24, 2022) prepared for the Company by representatives of BBA Engineering Ltd., InnovExplo Inc., SRK Consulting (Canada) Inc., WSP Canada Inc. (WSP Golder), WSP USA Inc. (WSP Golder), Klohn Crippen Berger and Falkirk Environmental Consultants Ltd. (the "Cariboo Technical Report"). Reference should be made to the full text of the Cariboo Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

For further information relating to the San Antonio Project please see the technical report titled "NI 43-101 Technical Report for the 2022 Mineral Resource Estimate on the San Antonio Project, Sonora, Mexico", dated July 12, 2022 (with an effective Date of June 24, 2022) prepared for the Company by Micon International Limited (the "San Antonio Technical Report"). Reference should be made to the full text of the San Antonio Technical Report, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR (www.sedar.com) under Osisko Development's issuer profile.

Cautionary Statements

Information used in the technical reports identified above uses the terms measured, indicated, and inferred mineral resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that mineral resources are not economic mineral reserves and that the economic viability of mineral resources that are not mineral reserves has not been demonstrated. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing, or other relevant issues. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to an indicated or measured mineral resource category. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" incorporated by reference into NI 43-101. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for a preliminary economic assessment as defined under NI 43-101. Readers are cautioned not to assume that further work on the stated resources will lead to mineral reserves that can be mined economically. Readers are cautioned that the Cariboo Technical Report (as defined above), being a preliminary economic assessment (within the meaning of NI 43-101), is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic consideration applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary economic assessment (within the meaning of NI 43-101) will be realized.

The Company cautions that the decision to commence production at Trixie and process material at San Antonio was taken without the benefit of a feasibility study, or, in the case of Trixie, reported mineral resources or, in each case, mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie or San Antonio, the Company will not be basing its decision to continue such operations on a feasibility study, or, in the case of Trixie, reported mineral resources or, in each case, mineral reserves demonstrating economic and technical viability. The Company cautions that mining at Trixie and processing of material at San Antonio could be suspended at any time. The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Tintic Technical Report and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

About Osisko Development Corp.

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian, U.S.A. and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora, Mexico and the Trixie gold test mine, located in Utah, U.S.A.

For further information about Osisko Development, please visit www.osiskodevelopment.com or follow us on Twitter @OsiskoDev

For further information, please contact Osisko Development Corp.:

Laurence Farmer General Counsel and Vice President, Strategic Development lfarmer@osiskodev.com Tel: 514-607-6045

Forward-looking Statements

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, and that the deposit remains open for expansion at depth and along strike, as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, current conditions and expected future developments, the ability to continue production, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions, the ability to continue current production, regulatory framework, the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability of to complete further exploration activities, including drilling; property and stream interests in the Project; the ability of the Company to obtain required approvals; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal prices; dilution; environmental risks; and community and non-governmental actions and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. Readers are urged to consult the disclosure provided (i) under the heading "Risk Factors" in the annual information form of the Company for the year ended December 31, 2021, as amended, and (ii) under the heading "Risks and Uncertainties" in the management's discussion and analysis of the Company for the year ended December 31, 2021, as amended, each of which has been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

1 "oz/t" refers to ounces per ton.
2 "Au" refers to gold.
3 "g/t" refers to grams per tonne.